                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 5)*

                               Tyco Toys, Inc.
                       --------------------------------
                               (Name of Issuer)

                                    Common
                       --------------------------------
                         (Title of Class of Securities)

                                  902128107
                       --------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                               Page 1 of 3 pages

CUSIP NO. 902128107
13G
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       State of Wisconsin Investment Board
          39-6006423

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                (a)_____
       Not Applicable                                           (b) ____

3   SEC USE ONLY


________________________________________________________________________________
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Madison, Wisconsin
                    5     SOLE VOTING POWER
 NUMBER OF                                            3,455,000
  SHARES            __________________________________________________________
BENEFICIALLY        6    SHARED VOTING POWER
 OWNED BY                                          Not Applicable
   EACH             __________________________________________________________
 REPORTING          7    SOLE DISPOSITIVE POWER
  PERSON                                              3,455,000
   WITH             __________________________________________________________
                    8     SHARED DISPOSITIVE POWER
                                                    Not Applicable

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,455,000

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN SHARES *

             Not Applicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             9.95%

12  TYPE OF REPORTING PERSON *

             EP (Public Pension Fund)

                                         * SEE INSTRUCTION BEFORE FILLING OUT!
Page 2 of 3 pages

ITEM 1.  ISSUER
         (a) Tyco Toys, Inc.
         (b) 6000 Midatlantic Ave.
             Mount Laurel, NJ. 08054

ITEM 2.  PERSON FILING
         (a) State of Wisconsin Investment Board
         (b) P.O. Box 7842
             Madison, WI 53707
         (c) Wisconsin State Agency
         (d) See cover page
         (e) See cover page

ITEM 3. THIS STATEMENT IS FILED PURSUANT TO 13D-1(B) OR 13D-2(B) AND THE STATE OF WISCONSIN INVESTMENT BOARD IS A GOVERNMENT AGENCY WHICH MANAGES PUBLIC PENSION FUNDS SUBJECT TO PROVISIONS COMPARABLE TO ERISA.

ITEM 4. OWNERSHIP
         (a) See Row 9 on Page 2
         (b) See Row 11 on Page 2
         (c) The State of Wisconsin Investment Board retains sole voting and dispositive power for all shares.

ITEM 5. IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING ____.

ITEM 6.  NOT APPLICABLE

ITEM 7.  NOT APPLICABLE

ITEM 8.  NOT APPLICABLE

ITEM 9.  NOT APPLICABLE

ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

    After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date        February 13, 1995
            ----------------------------

Signature   George Natzke
            ----------------------------

Name/Title  George Natzke, Administrator
            ----------------------------

Page 3 of 3